NEWS RELEASE

ELD No. 06-12

TSX: ELD  AMEX: EGO

August 1, 2006

Eldorado Updates Drill Results from Tanjianshan Project, China

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update on exploration activities at our 90% owned Tanjianshan Project in Qinghai Province, China.  The Tanjianshan Project currently consists of two deposits, Jinlonggou (JLG) and Qinlongtan (QLT), that are being readied for planned production in the fourth quarter of this year.

Our 2006 exploration program, budgeted at US$2.2 million, is focused on targets around the existing deposits of JLG and QLT, and more regionally on the Huanglvgou (HLG) and Longbaigou (LG) Belt located between the two existing deposits.  The latter effort marks the start of systematic evaluation of our 33,400 hectares of mining and exploration leases that comprise the Tanjianshan Project.

Work around the existing deposits consists of infill drilling of inferred mineral resources in and adjacent to current open pit design boundaries, and extending zones of mineralization still open along respective strike and dip directions.  At JLG, the site of most of the planned near deposit work, 4,500 metres of diamond drilling in 35 holes were drilled so far this year.  The drilling focused on two areas:  the north-south strike direction of the diorite hosted gold mineralization along the deposit’s western margin, and the up-dip extent of the same horizon to the east (Figure 1).  Work at QLT consisted of 430 metres in 3 diamond drill holes that tested down-dip projections of high grade mineralization below current pit design limits.  Drilling comprised HQ size core and utilized 2 Chinese contractor drill rigs.

The following table (Table 1) shows the results from the 33 holes from the JLG work and 2 QLT holes.  Note that drill holes JD203, JD210, JD218, JD220, JD225 and JD226 did not contain any intervals of significant gold mineralization.  Results for the remaining holes are still pending.  The listed drill intervals represent assayed lengths, with most intersecting the mineralization near perpendicular to the interpreted orientation.

DHID	From (m)	To (m)	Interval (m)	Au g/t
JLG Drill Holes
JD199	133.00	139.00	6.00	9.41
JD200	76.56	93.30	16.74	9.11
including	86.10	87.10	1.00	44.40
	91.10	93.30	2.20	25.30
	109.67	117.21	7.54	17.28
including	109.67	110.50	0.83	32.70
including	112.30	113.30	1.00	51.20
including	115.30	116.30	1.00	33.10
JD201	102.50	120.90	18.40	12.50
including	107.60	109.20	1.60	32.70
including	120.00	120.90	0.90	39.60
	128.00	134.00	6.00	8.05
including	129.50	131.00	1.50	17.80
JD202	101.00	141.00	40.00	18.99
including	116.70	117.60	0.90	62.21
including	123.50	125.50	2.00	145.95
	148.75	151.95	3.20	6.63
JD204	74.03	77.60	3.57	16.14
	80.85	84.55	3.70	2.82
	98.50	103.30	4.80	2.74
	106.40	121.40	15.00	4.79
	125.05	127.40	2.35	2.15
JD205	100.65	105.15	4.50	24.95
	137.50	139.50	2.00	4.56
JD206	99.00	101.50	2.50	2.17
	109.20	121.00	11.80	5.89
JD207	101.35	115.00	13.65	6.08
including	102.50	104.00	1.50	23.80
	117.05	123.40	6.35	4.30
	143.50	148.50	5.00	3.90
JD208	96.10	98.40	2.30	2.01
	100.90	106.00	5.10	2.93
	109.20	132.50	23.30	3.88
JD209	43.35	45.60	2.25	2.52

DHID	From (m)	To (m)	Interval (m)	Au g/t
	69.45	76.15	6.70	5.06
JD211	21.90	27.80	5.90	6.14
	56.30	66.25	9.95	7.65
	71.50	82.50	11.00	4.59
JD212	39.00	40.00	1.00	11.80
	43.50	45.00	1.50	5.13
	54.00	70.50	16.50	10.15
JD213	13.50	18.00	4.50	1.64
	32.50	41.80	9.30	7.90
including	39.00	40.50	1.50	23.60
	45.20	48.45	3.25	22.18
	64.60	68.50	3.90	7.12
JD214	38.90	40.65	1.75	7.77
	42.80	44.60	1.80	8.55
JD215	1.00	2.00	1.00	3.72
	21.85	25.00	3.15	3.60
JD216	58.00	60.60	2.60	5.22
JD217	0.40	2.10	1.70	3.07
	18.00	20.15	2.15	2.91
JD219	0.00	2.80	2.80	1.80
	14.85	20.25	5.40	2.55
JD221	13.50	15.40	1.90	1.90
JD222	52.00	53.40	1.40	3.69
	66.50	68.00	1.50	3.64
JD223	40.50	42.30	1.80	2.18
JD224	23.30	26.40	3.10	6.40
JD227	47.80	49.90	2.10	24.32
JD228	17.05	19.90	2.85	8.05
	22.25	25.02	2.8	48.90
	40.65	46.00	5.35	3.04
JD229	92.80	112.20	19.40	11.79
including	94.10	95.50	1.40	26.00
including	106.00	107.50	1.50	36.60
	132.50	134.00	1.50	3.86
JD230	82.50	84.40	1.90	15.07
	95.00	99.80	4.80	9.09

DHID	From (m)	To (m)	Interval (m)	Au g/t
	104.60	109.30	4.70	20.48
including	105.80	107.50	1.70	43.63
JD231	86.50	95.50	9.00	9.92
including	92.50	93.50	1.00	34.70
	100.50	110.60	10.10	7.44
including	108.30	109.20	0.90	20.60
QLT Drill Holes
QD045	142.00	147.50	5.50	10.90
including	144.70	145.95	1.25	38.19
QD046	120.00	123.00	3.00	5.73

The results of the drilling to date are positive and supportive of further reserve increases.  Notably the existing high grade gold mineralization at the southwest end of the JLG deposit was confirmed and extended further south, beyond the current open pit design limits (Figure 2).  Drilling here intersected  numerous higher gold grading intervals, with hole JD202 returning the highest grades yet intersected at JLG (2 m at 145.95 g/t Au uncut).  Drill testing continues to define the southwestern limit to this zone.

Our regional exploration work in the HLG-LBG Belt area commenced late in the second quarter.  Two types of work are being conducted:  regularly spaced trenching and semi-detailed mapping in the two main target areas of HLG and LBG, and a belt-wide rock chip sampling and mapping effort (effective reconnaissance methods due to the lack of any vegetated cover on outcropping rocks in this region), to be followed by an IP and magnetics geophysical survey.

The LBG target consists of work designed to follow-up on results of previous years’ reconnaissance work.   That work identified a gold mineralized, northwest-southeast trending structural break zone (key reconnaissance results:  8.3 m at 3.3 g/t Au and 8.0 m at 1.8 g/t Au, located about 200 m apart on this structure).  This year, 18 new trenches have been dug and currently are being sampled and mapped.  The work has outlined the strike length of the prospective structural zone to at least 1 km with defined widths ranging from 10 m up to 100 m.  Moderate to strong silica, clay and hematite alteration is seen throughout this zone.  The trenching has also exposed numerous areas of widespread pyrite mineralization (gold is intimately associated with pyrite at Tanjianshan).  Results of the trenching work will assist in locating 2 to 3 diamond drill holes planned for end of the third quarter.

Work at the HLG target is following another structural break zone that hosts a slightly different style of mineralization.  Here reconnaissance work last year exposed malachite bearing quartz veins in altered meta-volcanic rocks.  These mineralized zones appear to be associated with variably altered coarse grained felsic intrusive units.  Last year’s key trench result returned 5 g/t Au and 1.5% Cu over 5 m.  This year, 10 of a planned 14 trenches have been dug to date.  Ongoing trenching is continuing as will sampling and mapping of the finished trenches.  The zone of interest has been outlined to at least 1 km along strike with widths around 100 m.  As in LBG, results of the trenching work will assist in locating 2 to 3 diamond drill holes planned for end of the third quarter.

“We are pleased with the very encouraging start to the Tanjianshan 2006 exploration effort.  Results of the infill work will likely add additional quality reserves to the JLG deposit this year.  As well, we are optimistic in the potential of the well situated HLG-LBG target areas, and confidently look forward to additional results later in the year” commented Paul N. Wright, President and Chief Executive Officer.

Norman Pitcher, P.Geo., Chief Operating Officer is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s on-site facility in China and assayed at the SGS facility at Tianjin, China.  Analysis for gold is done on sawn half core samples using fire assay (AA finish, high grade samples (> 10 g/t Au  were re-assayed using a gravimetric finish).  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, approximately 10% of the samples are re-submitted for duplicate analysis at STAR laboratory in Perth, Australia.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Pit Boundary
Completed 2006 Holes
Old Holes
Scale 1:5000
metres

**Figure 1.**

Eldorado Gold

**Tanjanshan Project - Jinlonggou Collars**